Vacasa, Inc.

850 NW 13th Avenue

Portland, Oregon 97209

November 10, 2021

Via EDGAR

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vacasa, Inc.
Registration Statement on Form S-4
File No. 333-258739

Dear Mr. Field:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Vacasa, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-258739) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on November 10, 2021 or as soon as practicable thereafter.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Benjamin Cohen of Latham & Watkins LLP at (212) 906-1623 and that such effectiveness also be confirmed in writing.

Very truly yours,

Vacasa, Inc.

/s/ Matthew Roberts
Name: Matthew Roberts Title: Chief Executive Officer

cc:	Lisa Jurinka, Chief Legal Officer, Vacasa, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Justin G. Hamill, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP

Michael V. Anastasio, Latham & Watkins LLP

Douglas P. Warner, Weil, Gotshal & Manges LLP

Christopher R. Machera, Weil, Gotshal & Manges LLP

Raymond O. Gietz, Weil, Gotshal & Manges LLP